PORTAL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended September 30, 2010

NOTE TO READER

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Portal Resources Ltd. (“Portal” or the “Company”), its history, business environment, strategies, performance and risk factors from the viewpoint of management.  The information provided should be read in conjunction with the Company’s audited annual consolidated financial statements and notes for the years ended June 30, 2010 and 2009, and the Company’s unaudited interim consolidated financial statements and notes for the three months ended September 30, 2010.  The Company’s consolidated financial statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all amounts are presented in Canadian dollars unless otherwise noted.

The following comments may contain management estimates of anticipated future trends, activities or results. These are not a guarantee of future performance, since actual results will change based on other factors and variables beyond management control.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls, and to ensure that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review financial statement results, including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information, including maps on the Company’s website at www.portalresources.net.

DATE

This MD&A has been prepared based on information known to management as of November 29, 2010.

DESCRIPTION OF BUSINESS AND OVERVIEW

Portal is a growth oriented natural resource exploration company focused primarily on the acquisition exploration and development of light crude oil projects in Canada. The Company is concentrating on identifying early stage or oil or natural gas properties that have potential for discovery of large reserves as well as acquiring more advanced projects that with further development have good production potential.

On November 1, 2008, the Company signed a Joint Venture Agreement to participate for the exploration, exploitation and production of oil and natural gas located in Central Alberta – see “Exploration review”.

EXPLORATION REVIEW

HIGHLIGHTS

•

Portal has a 28.5% in the Bigwave Joint Venture focused in the exploration, exploitation and production of oil and natural gas from lands located in central Alberta. (See Bigwave Joint Venture).

•

Portal entered into a binding Farm-in Letter Agreement under which it has the right to increase its working interest up to 78.55% in certain sections of the land owned by the Bigwave Joint Venture.

•

Portal entered the Manito Joint Venture Agreement to participate as to a 33.3% interest for the exploration, exploitation and production of oil and natural gas resources in central Alberta.

•

Portal acquired a 100% interest in two parcels (the Border Play) of land in the Esther Field (Bakken Oil). Production in the vicinity of the Field has exceeded 4.8MMBBL (million barrels) of oil to date.

OIL AND GAS JOINT VENTURES

Bigwave Joint Venture

On November 1, 2008 Portal signed a Joint Venture Agreement to participate for a 15% working interest in the exploration, exploitation and production of oil and natural gas from lands located in central Alberta. In December of 2008 the Agreement was modified to allow Portal to participate for a 20% interest. During the quarter ended September 30, 2009 the Company increased its interest in the Joint Venture to 22%.

Within the area of interest, the Company has agreed to pay a 5.5% Gross Overriding Royalty (GORR) on all products produced from certain geological formations.

On January 5, 2009 the Company signed an agreement, “Participation Agreement”, with certain other partners in the Bigwave Joint Venture. Portal agreed to pay 100% of the Company’s cost per Drill Spacing Unit to earn 100% of their interest until pay-out and then after pay-out to drop to 70% interest per Drill Spacing Unit.

During the quarter ended December 31, 2009, the Company completed drilling the first horizontal well operated by partner Bigwave Exploration Inc. of Calgary Alberta. The Bigwave Joint Venture now controls 10,720 acres of land covering a source oil sand-shale sequence with several potential reservoirs (Bakken Formation type).

On April 9, 2010 the Company purchased a the “Participation Agreement” in the Company's Bigwave Oil and Gas Joint Venture for a total of C$5,000 in cash and 500,000 common shares in the capital of the Company. On the closing of the purchase of the ”Participation Agreement, the Participation Agreement was terminated and Portal now holds a 22% working interest in the Joint Venture.

On August 2010 the Company acquired an additional 6.5% working interest in the Joint Venture in return for granting the seller a non-convertible gross overriding royalty on the acquired 6.5% working interest of 1/150 (5% - 15%) on all future oil and 15% on all future gas production as well as assuming all of the seller’s future obligations under the Bigwave Joint Venture Agreement dated November 1, 2008, as amended. Portal's working interest in the Joint Venture increased from 22% to 28.5% as a result of the acquisition.

On September 2010 the Company entered into a binding Farm-in Agreement Term Sheet (the "Agreement") with all of the Bigwave Joint Venture partners under which the Company has the right to increase its working interest to 64.25% in two sections (two square miles) out of a total of 17 ¾ sections of land held by the Joint Venture by undertaking, at its sole expense "completion operations" within the horizontal leg of the first exploration well drilled on the property.

The Agreement further provides the Company with the opportunity to drill additional wells, on a rolling option basis, at its sole expense, on the remaining 15.75 sections of land held by the Joint Venture. All option wells drilled and completed (one well per section) will increase Portal's working interest up to 71.40% in each of the drilled sections to the deepest formation drilled in that section.

The Agreement further provides the Company with the right, at its sole expense, within 180 days from the commencement of “completion operations” within the horizontal leg of the first exploration well drilled on the property, to select certain lands (the “Selection Period”) of interest out of the land held by the Joint Venture that it considers to have deeper conventional oil and gas potential.

The Company will then have the option, within 90 days of the Selection Period, to commit to the drilling of a test well on the identified target lands. The drilling and completion operations of the deep test well will increase the Company’s existing 28.5% working interest in the drilled section of land to a potential maximum of 78.55% working interest. Additional deep test wells can me drilled on a rolling option basis to earn additional working interest in the remaining unearned lands.

Manito Joint Venture

On March 9th, 2009 Portal signed the Manito Joint Venture Agreement to participate in a 33.3% interest for the exploration, exploitation and production of petroleum and natural gas resources in central Alberta.

Portal has agreed to pay a 5.5% Gross Over Riding Royalty (GORR) on all products produced from certain geological formations.

The Manito Joint Venture has acquired one section of land to date through the Alberta Crown Sale.

Border Play

On May 13th, 2010, the Company announced that it acquired a 100% interest in two parcels of land (the Border Play) totaling 560 acres (0.875 square miles) at the April 7, 2010 Alberta Crown Land Sale. The primary play is Bakken oil exploitation using horizontal drilling. The two parcels lie within the Esther Field Bakken oil production in the Field area has exceeded 4.8MMBBL (million barrels) to date.

Oil and Gas Exploration Expenditures

	Bigwave	Manito	Total

Total as at June 30, 2009 (audited)	$ 343,437	$ 18,000	$ 361,437

Crown Lease	12,023	-	12,023
Lease costs	139,357	-	139,357
Drilling (well costs)	58,526	-	58,526
Geological and engineering	589	-	589

Total expenditures	210,495	-	210,495

Total as at June 30, 2010 (audited)	$ 553,932	$ 18,000	$ 571,932

Crown Lease	-	-	-
Lease costs	-	-	-
Drilling (well costs)	-	-	-
Geological and engineering	15,000	-	15,000

Total expenditures	15,000	-	15,000

Total as at March 31, 2010 (unaudited)	$ 568,932	$ 18,000	$ 586,932

SUMMARY OF QUARTERLY RESULTS

	Three Months Ended
	September 30 2010	June 30 2010	March 31 2010	December 31 2009
	$	$	$	$

Interest Income	155	306	611	872
General & Administration
(excluding property write-offs)	213,326	290,549	341,476	247,986
Property write-offs on sale of subsidiary	-	-	-	-
Net loss	213,171	314,028	340,865	247,114
Net loss per share	0.01	0.01	0.01	0.01

	Three Months Ended
	September 30 2009	June 30 2009	March 31 2009	December 31 2008
	$	$	$	$

Interest Income	3,765	10,447	12,567	17,436
General & Administration
(excluding property write-offs)	247,302	242,751	250,248	330,398
Property write-offs	-	58,194	5,134,856	163
Net loss	243,537	152,802	5,372,537	313,125
Net loss per share	0.01	0.01	0.18	0.01

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

This review of the Results of Operations should be read in conjunction with the unaudited Consolidated Financial Statements of the Company for the three months ended September 30, 2010 and 2009.

Loss for the period

For the three months ended September 30, 2010 the Company incurred a net loss of $213,171 ($0.01 per share) compared to a net loss of $243,537 ($0.01 per share) for the three months ended September 30, 2009. The decrease of $30,366 in the net loss for the period from 2009 to 2010 is primarily due to: (a) a decrease in stock based compensation of $22,084 due to lower vesting of officers’, employees’ and consultant’s stock options; (b) a decrease in project investigation expenses of  $21,487 due to the cessation of project search in Mexico; (c) a decrease of consulting and management fees of $10,585 due to the reduction of consultants; (d) a decrease of legal expenses of $8,255 due to the reduction of legal services required; and (e) a decrease in foreign exchange expenses of $6,037 due to the reduction of transactions in foreign currency due to the cessation of operations in Mexico; offset by an increase in salaries and benefits of $14,053 due to the increase of salaried employees; and an increase in investor relations expenses of $22,396 due to the increase of show attendance and investor relations travel expenses to increase awareness of the Company’s oil and gas projects.

Expenses

General and administrative costs were $217,637 for the three months ended September 30, 2010, a decrease of $36,606 as compared to $254,243 for the same period in the prior year.  The six largest expense items for this fiscal period, which account for 80% (2009 – 70%) of total general and administrative expenditures are: salaries and benefits of $60,629 (2009 - $46,576); stock based compensation expense of $31,550 (2009 – $53,634); investor relations expense of $26,180 (2009 – $3,784); rent of $23,123 (2009 – $25,384); office and miscellaneous expenses of $17,928 (2009 – $23,767); and consulting and management fees of $14,165 (2009 - $24,750). The increase in salaries and benefits is the result of an increase in the number of salaried employees. The decrease in stock based compensation expense is due to the lower vesting of officers’, consultants’ and employees’ stock options. The increase in investor relations expenses is due to an increase of trade show attendances and travel expenses to increase awareness of the Company’s oil and gas projects. The decrease in rent is due to the recovery of rent due to the sub-lease of office space to other companies. The decrease in office and miscellaneous expenses is the result of increased efforts to conserve and maintain capital.

SELECTED ANNUAL INFORMATION

For the years ended June 30th

	2010	2009	2008
Interest Income	$ 5,554	$ 65,418	$ 161,429
Net income (loss)	(1,145,548)	(6,366,236)	(3,288,433)
Basic and diluted EPS	(0.04)	(0.21)	(0.11)
Total assets	1,101,609	1,965,990	8,319,819
Total long-term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash on hand of $177,629 and working capital of $262,868 as of September 30, 2010 (June 30, 2010: $137,609 and $464,427 respectively).  The decrease in working capital is primarily due to expenditures on oil and gas properties of $15,000 and the funding of operating activities of $182,870.

The Company is working to raise through a private placement sufficient cash to meet its on-going obligations as they become due and will modify budgeted exploration activities as necessary to ensure it continues to meet its on-going obligations.

The Company’s authorized capital consists of 100,000,000 common shares without par value and 100,000,000 preferred shares, issuable in series.  As at September 30, 2010, the Company’s share capital was $14,850,161 representing 30,151,539 common shares (June 30, 2010 - $14,850,161 representing 30,151,539 common shares).

During the three moths ended September 30, 2010, the Company cancelled 200,000 stock options and issued 750,000 at an exercise price of $0.14.

As at September 30, 2010, Contributed Surplus totaled $1,056,543 (June 30, 2010 - $1,024,993). During the three months ended September 30, 2010, the Company recognized $31,550 (2009 - $53,634) in stock-based compensation expense for share purchase options that vested during the period.

Stock options outstanding as at September 30, 2010 are as follows:

Number	Exercise Price	Expiry Date
75,000	$0.70	20-Jan-11
766,400	$0.52	5-Dec-11
835,000	$0.20	7-Oct-13
837,200	$0.12	9-Jun-14
620,000	$0.15	17-Jan-15
200,000	$0.26	6-Mar-15
750,000	$0.14	9-Sep-15
4,083,600

At September 30, 2010 the Company had 4,083,600 (June 30, 2010 – 3,533,600) outstanding stock options with a weighted average exercise price of $0.25. If the remaining outstanding options were exercised, the Company’s available cash would increase by $956,492.

As the date of the MD&A there were 30,351,539 common shares issued and outstanding and there would be 34,435,139 common shares on a fully diluted basis.

The Company relies on equity financings to fund its exploration activities and corporate overhead expenses.  There is no guarantee that the Company will be able to secure additional financing in the future on terms that are considered favourable by management.  To date, the Company has not used debt or other means of financing to further its exploration programs, and the Company has no plans to use debt financing at the present time.

TRANSACTIONS WITH RELATED PARTIES

During the three months ended September 30, 2010

a)

$9,320 (2009 - $8,661) was charged to a public company with a director in common with the Company for rent.  As at September 30, 2010, $Nil (June 30, 2010 - $Nil) was receivable from this public company.

b)

$1,804 (2009 - $1,575) was charged to a private company with a director in common with the Company for administrative fees. As at September 30, 2010, $8,130 (June 30, 2010 - $57,861) was receivable from this private company.

c)

$Nil (2009 - $1,050) was charged to a private company with a director in common with the Company for rent.  As at September 30, 2010, $Nil (June 30, 2010 - $Nil) was receivable from this private company.

d)

the Company paid or accrued to pay a private company with a director in common with the Company an aggregate of $2,061 (2009 - $767) for fees and expense. As at September 30, 2010, the Company owed this company an aggregate of $213 (June 30, 2010 - $Nil).

e)

$1,182 (2009 - $Nil) was owed by the Company to certain directors for expense reimbursements.

f)

the Company incurred director fees of $7,833 (2009 - $7,833) to five directors. As at September 30, 2010, $7,833 (June 30, 2010 - $Nil) are payable to these directors.

ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR at www.sedar.com.

Outstanding Share Data

As at November 29, 2010 the Company had the following items issued and outstanding (see also “Subsequent Events”):

•

30,351,539 common shares

•

  4,083,600 common stock options with a weighted average exercise price of $0.23 expiring at various dates until September 9, 2015.

Commitments and Contingencies

The Company has obligations under an operating lease for its corporate office that is in effect until February 28, 2013.  The remaining future minimum lease payments for the non-cancellable lease are:

2011	68,031
2012	94,961
2013	65,197
$ 228,189

RISK FACTORS

The Company’s financial success will be dependent upon the extent to which it can discover oil and gas reserves or acquire oil and gas properties and the economic viability of developing its properties.

The Company competes with many companies possessing greater financial resources and technical facilities than itself.  The market price oil and gas is volatile and cannot be controlled. There is no assurance that the Company’s oil and gas exploration and development activities will be successful. The development of oil and gas properties involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The development of oil and gas resources in Canada are subject to a comprehensive review, approval and permitting process that involves various federal, provincial, and regional agencies.  There can be no assurance given that the required approvals and permits for an oil and gas project, if technically and economically warranted, on the Company’s lands can be obtained in a timely or cost effective manner.

All of the Company’s short to medium term operating and cash flow must be derived from external financing.  Actual funding may vary from what is planned due to a number of factors including the progress of exploration and development on its current properties.  Should changes in equity market conditions prevent the Company from obtaining additional external financing, the Company will need to review its exploration and oil and gas property holdings to prioritise project expenditures based on funding availability.

The Company competes with larger and better financed companies for exploration personnel, contractors and equipment.  Increased exploration activity increases the demand for equipment and services.  There can be no assurance that the Company can obtain required equipment and services in a timely or cost effective manner.

The Company’s operations are in Canada and its financing activities are in Canada making it subject to minimal foreign currency fluctuations that could materially affect its financial position and results.

OUTLOOK

Portal has planned exploration programs for the oil and gas project on central Alberta and its continuing to review other projects for acquisition.

FORWARD LOOKING STATEMENTS

Certain information set forth in this report contains forward-looking statements.  By their nature, forward-looking statements are subject to numerous risks and uncertainties including: the results of current operation and exploration activities; market reaction to future operation and exploration activities; significant changes in metal prices; currency fluctuations; general market and industry conditions; and other factors detailed in the Company’s public filings. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.  Portal Resources Ltd.’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Portal Resources Ltd. will derive therefrom. Portal Resources Ltd. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward looking statements included or incorporated by reference in this document include statements with respect to:

•

The Company’s progress, potential and uncertainties of its oil and gas drilling program in central Alberta.

•

The Company’s expectations regarding the ability to find new projects in Canada

•

Expectations regarding the ability to raise capital to continue its exploration and project search programs.

•

The Company’s future adoption of IFRS; and,

•

Plans to complete a financing.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2010.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

Changes in Internal Control Over Financial Reporting (“ICFR”)

The Company’s management is also responsible for establishing and maintaining internal controls over financial reporting.  The internal controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.  It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.

No changes occurred in the current period of the Company’s ICFR that have materially affected or are reasonable likely to materially affect the Company’s ICFR.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAE’s”) such as the Company.

The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011. For PAE’s with a June 30 year-end, the first unaudited interim financial statements under IFRS will be the quarter ending September 30, 2011, with comparative financial information for the quarter ended September 30, 2010. The first audited annual financial statements will be for the year ending June 30, 2012, with comparative financial information for the year ended June 30, 2011. This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the July 1, 2010 opening balance sheet which will be issued as part of the comparative financial information in the September 30, 2011 unaudited interim financial statements.

The Company intends to adopt these requirements as set out by the AcSB and other regulatory bodies. At this time, the impact of adopting IFRS cannot be reasonably quantified. Nonetheless the Company has identified several areas relating to IFRS that could materially affect the Company:

(a)

Impairment

Upon conversion to IFRS, an assessment of whether there is any impairment to oil and gas properties will have to be made.

(b)  Mineral Resources

  At present, the issue of capitalizing exploration expenses under GAAP appears to be acceptable under IFRS.

(c)

Business combination

The effect of IFRS on the Company’s present business combinations is minimal because the first-time adoption of IFRS has exemptions allowing the new accounting policies on the business combinations be applied prospectively.

(d)

Foreign currency

The adoption of IFRS will involve the identification of a functional currency. At present, it appears that the Canadian dollar is the Company’s functional currency. Upon consolidation, the presentation currency will be that of the parent’s functional currency and therefore, the adoption of IFRS should have a minimal impact on the foreign currency translation. In addition, an exemption is allowed whereby any cumulative translation differences prior to transition date will be deemed to be zero.

(e)

Income taxes

Although there are many areas where GAAP is similar to IFRS, there are differences as well, such as the differentiation between deferred tax assets and deferred tax liabilities; and whether deferred tax is to be charged to the income statement, equity or goodwill.

The majority of the Company’s audit committee is sophisticated business people with knowledge on accounting or has taken professional courses relevant to IFRS conversion, and as such, does not need to be convinced or re-educated as to the specifics of IFRS conversion. The Company’s staff, in conjunction with its CFO, has adequate resources with which to carry out the conversion, as well as to carry on the day-to day operations of the Company. The Company’s staff is taking professional development courses relating to IFRS conversion.

At present, the Company has no contracts, debt covenants, capital requirements or compensation contracts that may be affected by changes to financial reporting because of IFRS.

The actual conversion work will occur in fiscal 2010 and 2011, in anticipation of the preparation of the July 1, 2010 balance sheet that will be required for comparative purposes for fiscal year ending June 30, 2012.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, marketable securities, short-term investments, amounts receivable, accounts payables and accrued liabilities approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

(a)

Currency risk

The Company may acquire property interests in foreign jurisdictions that may make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

(b)

Credit risk

The Company’s cash and cash equivalents are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash and cash equivalents or short-term investments. The Company’s amount receivable consists primarily of recovered rent and office expense, and tax due from the federal government of Canada.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities are due within the current operating period.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $1,000.

(e)

Commodity Price Risk

Commodity price risk is the risk that future cash flows will fluctuate as a result of changes in commodity prices, affecting results of operations and cash generated from operating activities. Such prices may also affect the value of exploration and development properties and the level of spending for future activities. Prices received by the Company for its production are largely beyond the Company’s control as oil and gas prices are impacted by world economic events that dictate the levels of supply and demand. Currently the Company is not in the production phase therefore there is no revenue being generated. In the future, the Company will sell its oil production at spot rates exposing the Company to the risk of price movements.

The Company did not have any commodity price contracts in place as at or during the three months ended September 30, 2010 or the year ended June 30, 2010.  However changes in commodity prices did not affect the Company’s results of operations.

SUBSEQUENT EVENTS

On October 18, 2010, the Company issued 200,000 shares as a result of the exercise of 200,000 stock options by a former director of the Company.

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